AB UF 7-8-02

02022319

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STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 16538

SEC MAIL RECEIVED PROCESSING JUL 03 2002 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/01 (MM/DD/YY) AND ENDING 4/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WADSWORTH INVESTMENT CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

879 CHURCH STREET
(No. and Street)

WALLINGFORD, CT 06492
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DALE R. ALDIERI (203)269-9730
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS & MASCOLA, CPA'S
(Name — if individual, state last, first, middle name)

1062 BARNES ROAD, SUITE 203, WALLINGFORD, CT 06492
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 10 2002
P
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, DALE R. ALDIERI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WADSWORTH INVESTMENT CO., INC., as of APRIL 30, 2002 XXXXXXXX are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

DIRECTOR OF COMPLIANCE
Title

Notary Public

Subscribed and sworn to before me, a Notary Public, in and for County of New Haven and State of Connecticut, this 20th day of June, 2002.

Notary Public

Date Commission Expires: 7/31/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
			14
WADSWORTH INVESTMENT CO., INC.	13	FIRM I.D. NO. 5844	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
879 CHURCH STREET (No. and Street)	20	5/01/01	24
WALLINGFORD (City) [21] CT (State) [22] 06492 (Zip Code)	23	AND ENDING (MM/DD/YY) 4/30/02	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
DALE R. ALDIERI	30	(203)269-9730	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20th day of June ~~19~~ 2002

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

DAVIS & MASCOLA, CPA'S

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name) [70]

ADDRESS

1062 BARNES RD. STE 203 [71]	WALLINGFORD [72]	CT [73]	06492 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- ☒ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION [50]	REPORT DATE MM/DD/YY [51]	DOC. SEQ. NO. [52]	CARD [53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/02 [99]
SEC FILE NO. ______ [98]
Consolidated [X] [198]
Unconsolidated [ ] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 29,099	200			$ 29,099	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	257,268	424				
E. Spot commodities		430			257,268	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	12,234	680	12,234	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 286,367	540	$ 12,234	740	$ 298,601	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. as of 4/30/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		6,953 [1205]	[1385]	6,953 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of....	$ [980]			
B. Securities borrowings, at market value			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1(d)) of....	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 6,953 [1230]	$ [1450]	$ 6,953 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	( ) [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		11,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		280,648 [1794]
E. Total		291,648 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 291,648 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 298,601 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. as of 4/30/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 291,648	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			291,648	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 12,234	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(12,234)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 279,414	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	5,145	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(5,145)	3740
10. Net Capital			$ 274,269	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. as of 4/30/02

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	464	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	269,269	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	273,574	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	6,953	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	6,953	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	2.54	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	NOT APPLICABLE	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC.

For the period (MMDDYY) from 5/01/01 [3932] to 4/30/02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	10,457	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions		10,457	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(36,290)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		468,782	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		19,588	3995
9. Total revenue	$	462,537	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	80,000	4120
11. Other employee compensation and benefits		296,927	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		5,204	4195
15. Other expenses		172,860	4100
16. Total expenses	$	554,991	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(92,454)	4210
18. Provision for Federal income taxes (for parent only)		0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
22. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(92,454)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC.

For the period (MMDDYY) from 5/01/01 to 4/30/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 384,102	4240
A. Net income (loss)			(92,454)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 291,648	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ NOT APPLICABLE	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT CO., INC. as of 4/30/02

Exemptive Provision Under Rule 15c3-3

25. If an excemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm CANTELLA 4335	X	4570
D. (k) (3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645

Total $ 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

DAVIS & MASCOLA
CERTIFIED PUBLIC ACCOUNTANTS
1062 BARNES RD., SUITE 203
WALLINGFORD, CT 06492-2576
TEL • (203) 265-0488
FAX • (203) 284-9486

William F. Wadsworth
Wadsworth Investment Company, Inc.
Wallingford, Connecticut

Independent Auditor's Report

We have audited the Financial and Operational Combined Uniform Single Report (FOCUS REPORT), Statement of Cash Flows, and Reconciliation of Computation of Net Capital of Wadsworth Investment Company, Inc. as of April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the financial statements included in the FOCUS REPORT were prepared in conformity with the accounting practices prescribed by the Securities and Exchange Commission, which is the same as accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Statement of Financial Condition for Noncarrying, Nonclearing and Certain Other Brokers or Dealers of Wadsworth Investment Company, Inc. as of April 30, 2002, and the Computation of Net Capital, Computation of Net Capital Requirement, Statement of Income (Loss), Statement of Changes in Ownership Equity, Statement of Cash Flows, and the Reconciliation of Computation of Net Capital for the year then ended on the basis of accounting described in Note 1.

Davis & Mascola, CPAs

May 30, 2002

WADSWORTH INVESTMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
For the period ended April 30, 2002

OPERATING ACTIVITIES:

Net income(loss)	($ 92,454)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	6,174
Loss on securities	36,290
Decrease in accounts receivable	2,752
Decrease in accrued liabilities	(186,340)
Net cash used in operating activities	(233,578)

INVESTING ACTIVITIES:

Sales of equipment	12,371
Sale of securities	1,084,540
Purchase of securities	(1,120,829)
Net cash used in investing activities	(23,918)
Decrease in cash and cash equivalents	(257,496)
Cash and cash equivalents at beginning of year	540,563
Cash and cash equivalents at end of year	$ 283,067

SUPPLEMENTAL DISCLOSURES:
Interest paid: None
Income taxes paid: Federal - None; State - $1,389

See accompanying notes and accountant's report.

WADSWORTH INVESTMENT COMPANY, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
April 30, 2002

Net capital per audit report			$ 274,269
Net capital per 5th quarterly report			276,627
Difference			($ 2,358)

The differences were the result of the following corrections:

Line 1.	Total ownership equity.		($ 9,266)
	Differences created by adjustment for:		
	Commission income	(2,751)	
	Depreciation expense	(3,674)	
	Commission expense	(4,559)	
	Office expense	1,718	
		($ 9,266)	
Line 6A.	Deductions and/or charges Total nonallowable assets.		6,974
	Accumulated depreciation	$ 6,974	
Line 9C4.	Haircuts on securities		(66)
			($ 2,358)

There were material differences in net capital.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

See accompanying notes and accountant's report.

WADSWORTH INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
April 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Description of Business

Wadsworth Investment Company, Inc. is a broker-dealer, located in Wallingford, CT, which sells shares of mutual funds and other investments. The Company receives most of its income from commissions on the sale of investments and does not handle any client funds or hold any client securities.

b) Basis of Financial Statement Presentation

The Company prepares the FOCUS REPORT in accordance with the requirements of the Securities and Exchange Commission. The basis of accounting is the same as accounting principles generally accepted in the United States.

c) Equipment

Equipment is stated at cost and depreciated using estimated useful lives. The estimated useful life of equipment is 5 - 7 years.

d) Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities with a maturity of three months or less to be cash equivalents.

e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) Concentrations of Credit Risk

Cash accounts are maintained at a bank in Wallingford, Connecticut and a Mutual Fund Money Market account. At times, cash balances may be in excess of FDIC insurance limits, or in uninsured accounts.

2. RELATED PARTY TRANSACTIONS

The Company is solely owned by William F. Wadsworth. Mr. Wadsworth is also the sole shareholder of Wadsworth Financial Group, Inc., and is a partner in Portfolio Timing Services. The Company also leases office space from the sole shareholder. Rent expense for the year totaled $60,000. The Company does not receive any income from or pay any expenses to Portfolio Timing Services.

3. PENSION PLAN

The Company has a pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Company's contributions for the year was $285,740. No benefits were paid during the year ended April 30, 2002. The following sets forth the funded status as of April 30, 2002:

	4/30/2002
Accumulated Benefit Obligation Vested	$ 971,737
Projected Benefit Obligation for Service Rendered to Date	(971,737)
Plan Assets at Fair Market Value	960,209
Funded Status	(11,528)
Unrecognized Net Loss from Past Experience Different From that Assumed	30,110
Unrecognized Prior Service Cost	0
Unrecognized Net Transition Asset	15,559
Prepaid (Accrued) Pension Cost	$ 34,141

3. PENSION PLAN (cont.)

Net Periodic Pension Cost

Service Cost - Benefits earned during the period	$ 243,322
Interest Cost on Projected Benefit Obligation	45,991
Actual Return on Plan Assets	7,863
Amortization of Net Transition Asset	7,779
Net Asset Gain (Loss) Deferred	(53,356)
Recognition of Settlement	0
Net Periodic Pension Cost	$ 251,599

Discount Rate and long term expected rate of return: 7%
Average remaining years of future service: 3